

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 4, 2024

John Sterling
Executive Vice President, General Counsel & Secretary
Darling Ingredients Inc.
5601 N MacArthur Blvd.
Irving, Texas 75038

> **Re: Darling Ingredients Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2023**
> **Form 8-K Furnished July 25, 2024**
> **Response Letter Dated November 1, 2024**
> **File No. 001-13323**

Dear John Sterling:

We have reviewed your November 1, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

Response Letter Dated November 1, 2024

Company Response to Staff Comment 4, page 5

1. We note your response to prior comment 4 where segment adjusted EBITDA and combined adjusted EBITDA are reconciled to segment income (loss), which is operating income adjusted by equity in net income of other unconsolidated subsidiaries, and DGD adjusted EBITDA is reconciled to operating income. Please revise future disclosures to reconcile them to net income (loss). The comment also applies to earnings slide presentations furnished in Forms 8-K. Refer to Question 103.02 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

    Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing